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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Gilat Satellite Networks Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share	M51474-10-0

(Title of Class of Securities)	(CUSIP Number)

Eyal Issaharov
Bank Hapoalim, 63 Yehuda Halevi St., Tel-Aviv, Israel
Tel: 972-3-5676532

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M51474-10-0	13D

1	NAMES OF REPORTING PERSONS: Bank Hapoalim B.M. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO (see item 6)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 901,619
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,902,428
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.9%
14	TYPE OF REPORTING PERSON: BK

Item 1.	Security And Issuer.

Security

Ordinary shares of Gilat Satellite Networks Ltd (“the Company”), par value NIS 0.20 per share

Issuer

The Company’s principal executive offices are at 21 Yegia Kapayim St., Petach-Tikva, Israel.

The Company is a provider of products and services for satellite-based communications networks based on very-small aperture terminals (VSATs). These small units, which attach to personal computers, enable the transmission of data, voice and images to and from certain satellites.

Item 2.	Identity and Background

This Statement is being filed by Bank Hapoalim B.M (“the Bank”).

The Bank is a commercial bank and a public company, incorporated under the laws of Israel and maintains its principal executive office at 50 Rothschild Blvd., Tel-Aviv, Israel.

During the last five years, neither the Bank, nor, to the best of its knowledge, any of its directors or executive officers, has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 6 for details regarding the manner the Bank obtained its holdings in the Company in the past.

Item 4.	Purpose of Transaction.

See Item 6 for details regarding the reasons the Bank obtained its holdings in the Company in the past.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 4, the Bank beneficially owns 1,902,428 ordinary shares of the Company, which represents approximately 4.9% of the outstanding ordinary shares.

(b) As of the date hereof, the Bank has no voting power regarding its holdings and has sole dispositive power over 901,619 ordinary shares.

To the best knowledge of the Bank, none of its executive officers and directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares held by the Bank.

(c) On December 28,2006 the Bank Sold 150,000 shares of Gilat for a price of 8.67$ per share. The transaction was effected by the broker in a pre-market trading on Nasdaq.

(d) No Person is known to have the power to direct the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares held by the Bank except for the Bank.

(e) On December 28, 2006 the Bank ceased to be the beneficial owner of more than 5% of the share capital of the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Bank obtained the following holdings in the Company as a result of a debt-restructuring plan approved by the Israeli District Court in Tel Aviv. As part of the arrangement the Bank obtained the following holdings in the Company:

1) 924,430 ordinary shares of the Company in exchange for a reduction of $25.5 million of Company’s debt to the Bank (25% of the Debt).

2) $5,100,000 of the Company’s new Convertible Notes in exchange for a reduction of $5.1 million of the Company’s debt to the Bank (5% of the Debt). These notes were converted into equity as reported in Amendment No. 1.

3) In exchange for 29,700,000 4.25% Subordinated Convertible Notes due in 2005 of the Company held by the Bank, the Bank received an additional 857,413 ordinary shares of the Company and $7,064,679 principal amount of the Company’s 4.00% Convertible Notes due in 2012. These notes were converted into equity as reported in the Amendment No. 1.

On November 17, 2003, in connection with the Company’s exchange offer, the Company issued to the Bank 1,520,585 ordinary shares of the Company.

In connection with an amendment dated April 1, 2004 to the loan agreement signed between the Company and the Bank, the Bank was granted the right to receive warrants to purchase ordinary shares of the Company, par value NIS 0.20 per share, up to the then outstanding balance of the loan, which as of March 15, 2004 was $approximately 71.4 million. The exercise price of the ordinary shares underlying the Warrant shall equal the average closing sale price of the Company’s shares, as published by the NASDAQ over the thirty (30) consecutive trading days immediately preceding the day of the notice of exercise by the Warrant holder plus 1%, however, in no event shall the per share price be less than $7.50 or in excess of $21.00 if exercised between July 1, 2004 and June 30, 2005, $30.00 if exercised between July 1, 2005 and June 30, 2006 and $40.00 if exercised between July 1, 2006 and June 30, 2007. Moreover, in the event that the Company completes a private placement investment by a third party for an amount that exceeds $20 million, at the Bank’s option, the exercise price shall be based on the same price offered in the private placement.

On July 18, 2005, Bank entered the following agreements:

1) The Bank sold 1,250,000 Ordinary shares of Gilat Satellite Networks Ltd (“the Company”) to Mivtach-Shamir Financing Ltd, for a total consideration of US$7,875,000.

2) The Bank sold and assigned its full rights and obligations under the Company’s loan agreement (outstanding debt of 71.4 million Dollars and warrants to purchase ordinary shares of the Company up to the outstanding balance of the debt. See description above) to York Capital Management for a total consideration of US$59,976,000.

3) The Bank granted York Capital Management an option to purchase 1,000,809 Ordinary Shares of the Company from the Bank at a price per each Ordinary Share which shell equal: US$6.3 plus 35% of the difference between US$6.3 and the fair market price.

4) The Bank appointed York Capital Management as sole and exclusive proxy agent of the Bank, to vote and exercise all voting rights with respect to 2,052,428 Ordinary shares of the Company held by the Bank, until July 18, 2007.

On December 28, 2006 the Bank Sold 150,000 shares of Gilat.

Item 7.	Materials to be Filed as Exhibits.

NA

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2007

BANK HAPOALIM B.M. By: /s/ Ofer Levy /s/ Eyal Issaharov ————————————————————— Ofer Levy Eyal Issaharov Comptroller Dep. Department Manager